02018517

SECURITIES [illegible] MISSION
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46410

RECEIVED FEB 08 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALFS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Sanders Road
(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marian Goll (847) 402-3831
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

180 No. Stetson Avenue	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 9 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Marian Goll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALFS, INC., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
MARSHA STASI
Notary Public, State of Illinois
My Commission Expires April 5, 2003

Marian Goll
Signature

Treasurer
Title

Marsha Stasi
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALFS, INC.

Financial Statements and
Supplemental Schedules for the
Year Ended December 31, 2001 and
Independent Auditors' Report and
Supplemental Report on Internal Control

ALFS, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1-2
FINANCIAL STATEMENTS:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Shareholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-8
SUPPLEMENTAL SCHEDULES	
Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	9
Statement Pursuant to Paragraph (d)4 of Rule 17a-5	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	10
SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	11-12

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
ALFS, Inc.
Northbrook, Illinois

We have audited the following financial statements of ALFS, Inc. (the "Company") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Shareholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ALFS, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte
Touche
Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of ALFS, Inc. as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	9
Computation for Determination of Reserve Requirements for Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	10

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2002

ALFS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets		
Cash	$	160,324
Income taxes receivable from affiliate		20,025
Other assets		10,171
Receivable from Allstate Life		5,987
Total assets	$	196,507
Liabilities		
Accounts payable and accrued expenses	$	8,300
Shareholder's Equity		
Common stock, $10 par value, 10,000 shares authorized and 250 shares issued and outstanding		2,500
Additional capital paid-in		134,500
Retained income		51,207
Total shareholder's equity		188,207
Total liabilities and shareholder's equity	$	196,507

See notes to financial statements.

ALFS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues	$ -
Expenses	
Distribution expenses	57,217
Regulatory fees and expenses	47,903
Less amounts reimbursed by Allstate Life	(47,903)
Total expenses	57,217
Loss from operations before income taxes	(57,217)
Income tax benefit	(20,019)
Net loss	$ (37,198)

See notes to financial statements.

ALFS, INC.

STATEMENT OF SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common stock	Additional capital paid-in	Retained income	Total shareholder's equity
Balance, beginning of year	$ 2,500	$ 134,500	$ 988,405	$ 1,125,405
Dividend			(900,000)	(900,000)
Net loss			(37,198)	(37,198)
Balance, end of year	$ 2,500	$ 134,500	$ 51,207	$ 188,207

See notes to financial statements.

ALFS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities		
Net loss	$	(37,198)
Adjustments to reconcile net income to net cash from operating activities:		
Changes in:		
Accrued distribution expenses		(257,620)
Income taxes payable to affiliates		(118,741)
Income taxes receivable from affiliates		(20,025)
Accounts payable and accrued expenses		(8,950)
Receivable from Allstate Life		(5,987)
Other assets		(3,134)
Net cash from operating activities		(451,655)
Cash flows from financing activities		
Dividend		(900,000)
Net decrease in cash		(1,351,655)
Cash at beginning of year		1,511,979
Cash at end of year	$	160,324

See notes to financial statements.

1. General

Basis of Presentation

The accompanying financial statements include the accounts of ALFS, Inc. (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), which is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations

The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company underwrites certain SEC-registered variable annuity, variable life, and variable universal life contracts which are issued by Allstate Life or one of its affiliates (collectively, the "Affiliates") and contracts with unaffiliated broker-dealers to sell these contracts. The Company also distributes certain insurance products issued by Allstate Life, which are exempt from registration with the SEC, but are required to be sold by persons appropriately registered with the NASD. Additionally, the Company serves as a distributor for the LSA Variable Series Trust, an open-ended investment company registered under the Investment Company Act of 1940, which is party to an investment management agreement with LSA Asset Management, LLC, a wholly owned subsidiary of Allstate Life. The Company earns no revenues for these operations and is reimbursed by Allstate Life for regulatory fees and expenses incurred.

Prior to May 1, 2000, the Company also distributed certain SEC-registered variable annuity contracts issued by Allstate Life and sold by registered representatives of unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by Allstate. Operations in 2001 include remaining distribution expenses associated with Allstate Life's dollar cost averaging program.

2. Summary of Significant Accounting Policies

Distribution Expenses – Distribution expenses include marketing expenses, primarily consisting of subsidized interest on products associated with Allstate Life's dollar cost averaging program. These expenses are recognized consistent with Allstate Life's obligation to the contractholder, and totaled $57,217 for the year. No additional amounts remain to be paid at December 31, 2001.

Income Taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

The Company had no differences between the financial statement and tax bases of assets and liabilities at December 31, 2001.

Use of Estimates - The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2001, the Company had net capital, as defined under the Rule, of $152,024, which was $147,024 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 5% of its net capital.

4. Income Taxes

The Company currently joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company paid to or received from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Company paid income taxes of $118,747 in 2001. The effective tax rate on income from operations is consistent with the statutory federal income tax rate of 35%.

5. Related Party Transactions

Allstate Life reimburses the Company for expenses incurred in the underwriting and marketing of certain SEC-registered variable annuity, variable life, and universal life contracts, which include regulatory fees and other expense. During the year ended December 31, 2001, the Company incurred expenses of $47,903, of which $41,916 was reimbursed by Allstate Life during the year and $5,987 was receivable at year-end.

The Company utilizes certain services and business facilities owned or leased and operated by the Corporation and its subsidiaries. The Company is not charged for these services and facilities.

6. Financial Instruments

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

ALFS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

Net capital

Total shareholder's equity		$	188,207
Adjustments to net capital pursuant to Rule 15c3-1:			
Nonallowable assets:			
Income taxes receivable from affiliates	20,025		
Other assets	10,171		
Receivable from Allstate Life	5,987		
			36,183
Net capital		$	152,024
Aggregate indebtedness		$	8,300

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	553
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	147,024
Percentage of aggregate indebtedness to net capital		5%

Statement Pursuant to Paragraph (d)4 of Rule 17a-5
December 31, 2001

There is no material difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited

ALFS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securites Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
ALFS, Inc.
Northbrook, Illinois

In planning and performing our audit of the financial statements of ALFS, Inc. (the "Company"), for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, or the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 15, 2002